UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

INFINITY LONG/SHORT EQUITY FUND, LLC

(Name of Subject Company (Issuer))

INFINITY LONG/SHORT EQUITY FUND, LLC

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Terrance P. Gallagher

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

August 30, 2019

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$5,000,000 (approximately 25% of 6/30 NAV) (a)	Amount of Filing Fee:	$606.00 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

☐          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________

Form or Registration No.: _______________________

Filing Party: __________________________________

Date Filed: ___________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	SUMMARY TERM SHEET.

•	Infinity Long/Short Equity Fund, LLC (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 25.00% of the members’ equity of the Fund (or approximately $5,000,000 as of June 30, 2019) from members of the Fund (the “Members”) at their members’ equity value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations), calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute the class, including fractions of Shares, of security that is the subject of the Offer, and includes all or some of a Member’s Shares as the context requires. Members that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on September 27, 2019 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The members’ equity per Share will be calculated for this purpose as of December 31, 2019, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the members’ equity value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that members’ equity value will be used to determine the final amount paid for tendered Shares. Since the Fund’s fiscal year end is March 31, 2020, the Fund expects that the audit will be completed by the end of May 2020.

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•	A Member may tender all its Shares or some of its Shares. If a Member tenders some of its Shares in an amount that would cause the Member’s remaining Shares to have a NAV of less than $25,000 (except as a result of pro ration), the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum capital account balance is maintained or to repurchase the remainder of the Member’s Shares in the Fund. See Item 4(a)(1)(ii).

•	Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

•	If a Member tenders its Shares and the Fund purchases those Shares, the Fund will issue the Member a non-interest bearing, non-transferable promissory note (the “Note”) representing the Fund’s obligation to pay for repurchased Shares.

•	The Note will entitle the Member to receive an initial payment in cash (valued according to the Registration Statement, as defined below) equal to at least 95% of the unaudited value of the Shares tendered by the Member that is accepted for purchase by the Fund (the “Initial Payment”). The Fund may take approximately 45 days after December 31, 2019, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”), to make the Initial Payment.

•	The Note will also entitle the Member to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the repurchased Shares as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable within approximately 45 days after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Shares generally will be made within approximately 45 days after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Member. The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on the Member’s behalf. Upon a written request by a Member to UMBFS, UMBFS will mail the Note to the Member at the address of the Member as maintained in the books and records of the Fund. See Item 4(a)(1)(ii).

•	The Offer is being made to all Members of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of the Member’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. The purchase amount will be paid entirely in cash. See Item 4(a)(1)(ii).

•	Members that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on September 27, 2019 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Members have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Member’s tender of Shares on or prior to October 28, 2019 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Shares after such date. See Item 4(a)(1)(vi).

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•	If a Member would like the Fund to purchase all or some of its Shares, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Infinity Long/Short Equity Fund, LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on September 27, 2019. The value of the Shares may change between June 30, 2019 (the last time prior to the date of this filing as of which members’ equity value was calculated) and the Valuation Date, the date as of which the value of the Shares being purchased will be determined. See Item 2(b). Members desiring to obtain the estimated members’ equity value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMBFS, at (877) 775-7751 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on September 27, 2019, a Member that tenders all of its Shares will remain a Member of the Fund through the Repurchase Date, notwithstanding the Fund’s acceptance of the Member’s Shares for purchase.

Item 2.	ISSUER INFORMATION.

(a)          The name of the issuer is “Infinity Long/Short Equity Fund, LLC”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212, and its telephone number is (877) 775-7751.

(b)          The title of the securities that are the subject of the Offer is “shares of beneficial interest,” or portions thereof, in the Fund. As of the close of business on June 30, 2019, the members’ equity value of the Fund was $19,016,565. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 25.00% of the members’ equity of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

(c)          There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Fund’s Limited Liability Company Agreement dated June 22, 2016 (as it may be amended from time to time, the “LLC Agreement”).

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Infinity Long/Short Equity Fund, LLC.” The Fund’s principal executive office is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212 and the telephone number is (877) 775-7751. The investment objective of the Fund is to seek long-term capital growth. The Fund is a “fund of funds” that invests primarily in general or limited partnerships, funds, corporations, trusts or other investment vehicles based primarily in the United States that invest or trade, both long and short, in a wide range of securities, and, to a lesser extent, other property and currency interests. The Adviser of the Fund is Infinity Capital Advisors, LLC (the “Adviser”). The principal executive office of the Adviser is located at 1075 Peachtree Street NE, Suite 2125, Atlanta, Georgia 30309. The managers on the Fund’s board of managers (the “Board of Managers”) are David G. Lee, Robert Seyferth and Anthony Fischer. Their address is c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212.

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Item 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i)          Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 25.00% of the members’ equity of the Fund that are tendered by Members by 11:59 p.m., Eastern Time, on September 27, 2019 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)         The value of the Shares tendered to the Fund for purchase will be the members’ equity value as of the close of business on December 31, 2019, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased. See Item 4(a)(1)(v) below.

A Member may tender all or some of its Shares. If a Member tenders some of its Shares in an amount that would cause the Member’s remaining Shares to have a members’ equity value of less than $25,000 (except as a result of pro ration), the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Shares in the Fund. Each Member that tenders Shares that are accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). The Note will entitle the Member to receive the Initial Payment in an amount equal to at least 95% of the unaudited estimated value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Fund may take approximately 45 days after the Repurchase Date to make the Initial Payment. The Note will also entitle a Member to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the aggregate value of the Shares repurchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable within approximately 45 days after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Shares generally will be made within approximately 45 days after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The purchase amount will be paid entirely in cash.

(iii)        The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on September 27, 2019. Members that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv)        Not applicable.

(v)         At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension. If the Fund elects to extend the tender period, the members’ equity value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated August 30, 2019, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

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(vi)        Until the Notice Due Date, Members have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, September 27, 2019 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Member’s tender of Shares on or prior to October 28, 2019 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Shares after such date.

(vii)       Members wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on September 27, 2019 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

Any Member tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)      For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Shares.

(ix)         If Shares in excess of 25.00% of the members’ equity of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate members’ equity value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)          The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Shares. Members that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Members that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Members from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

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(xi)         Not applicable.

(xii)        The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Member will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Member, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Members should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

Not applicable.

(b)          Any Shares to be purchased from any officer, member or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on December 22, 2017 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), which was provided to each Member in advance of subscribing for Shares, and the LLC Agreement provide that the Board of Managers has the discretion to determine whether the Fund will purchase Shares from Members from time to time pursuant to written tenders. The Registration Statement also states that provided that it is in the best interests of the Fund and Members to do so, the Fund intends to offer to repurchase interests from its Members quarterly each year. The Fund commenced operations on October 1, 2016 and has previously made five offers to purchase Shares from Members.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or members of the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers; and (ii) any other person, with respect to the Shares.

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Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)          The purpose of the Offer is to provide liquidity to Members that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b)          Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the LLC Agreement. The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

(c)          None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)          The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 25.00% of the members’ equity of the Fund, will be paid from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash and/or liquid securities in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

(b)          There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)          Not applicable.

(d)          None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members.

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Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Based on June 30, 2019 values, Mr. Jeffrey Vale, affiliate of the Adviser, has $330,350 in the Fund (approximately 1.75% of all Shares).

Based on June 30, 2019 values, Mr. Steven Barth, affiliate of the Adviser, has $321,177 in the Fund (approximately 1.70% of all Shares).

Based on June 30, 2019 values, Creatigy Ventures, LLC, affiliate of the Adviser, has $264,479 in the Fund (approximately 1.40% of all shares).

Based on June 30, 2019 values, Ms. Marcia Champagne, affiliate of the Adviser, has $110,266 in the Fund (approximately 0.58% of all shares).

Based on June 30, 2019 values, Infinity Capital Advisors, LLC, the Adviser, has $13,348 in the Fund (approximately 0.07% of all shares).

Based on June 30, 2019 values, Mr. Phillip Jarrell Jr, affiliate of the Adviser, has $160,303 in the Fund (approximately 0.85% of all shares).

Based on June 30, 2019 values, Mr. John Champagne, affiliate of the Adviser, has $5,575 in the Fund (approximately 0.03% of all shares).

Based on June 30, 2019 values, Mr. Mark Scott and Ms. Elizabeth Scott, affiliate of the Adviser, has $1,115,370 in the Fund (approximately 5.90% of all shares).

Based on June 30, 2019 values, Mr. Milton Williams, affiliate of the Adviser, has $396,467 in the Fund (approximately 2.10% of all shares).

Based on June 30, 2019 values, Mr. Anthony Fischer, Manager of the Fund, does not have any beneficial ownership in the Fund.

Based on June 30, 2019 values, Mr. David G. Lee, Manager of the Fund, does not have any beneficial ownership in the Fund.

Based on June 30, 2019 values, Mr. Robert Seyferth, Manager of the Fund, does not have any beneficial ownership in the Fund.

(a)          Other than the acceptance of subscriptions as of July 1 and August 1, 2019, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any manager of the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

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Item 10.	FINANCIAL STATEMENTS.

(a)          (1)      The Fund commenced operations on October 1, 2016. Effective December 22, 2017, the Fund registered with the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Audited Financial Statements for the Period Ended March 31, 2018, previously filed with the SEC on Form N-CSR on June 8, 2018; and Unaudited Financial Statements for the Period Ended September 30, 2018, previously filed with the SEC on Form N-CSR on December 7, 2018; and Audited Financial Statements for the Period Ended March 31, 2019, previously filed with the SEC on Form N-CSR on June 7, 2019.

(b)

(1)         The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(2)         Not applicable.

(3)         NAV per Share $1,102.62 (6/30/19)

(c)          The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

Item 11.	ADDITIONAL INFORMATION.

(a)          (1)         None.

(2)         None.

(3)         Not applicable.

(4)         Not applicable.

(5)         None.

(b)          None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Shares.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

INFINITY LONG/SHORT EQUITY FUND, LLC

By:	/s/ Phillip Jarrell
Name: Phillip Jarrell
Title: Treasurer

August 30, 2019

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EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Shares.